BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 12, 2021

1.           Date, Time and Place: Meeting held on May 12, 2021, at 08:00 a.m., by videoconference.

2.           Call and Attendance: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws, in view of the presence of all members of the Board of Directors of BRF S.A. (“Company”): Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Analysis and Approval of the Quarterly Financial Information for the Quarter ended on March 31, 2021 (“1st ITR/2021”); (ii) Election of Statutory Executive Officers; and (iii) Approval of the Execution of Indemnity Agreement for Statutory Officers.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Analysis and Approval of the 1st ITR/2021. The members of the Board of Directors, by unanimous votes of the present members and without reservations and, in accordance with the recommendation of the Finance and Risk Management Committee and the Audit and Integrity Committee, approved the 1st ITR/2021, together with the management report, explanatory notes and independent auditors’ opinion.

Página 1 de 4 Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 12, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 12, 2021

5.2.      Election of Statutory Executive Officers. The members of the Board of Directors, pursuant to Article 23, item (iii), of the Bylaws, unanimously approved, considering the favorable recommendation of the People, Governance, Organization and Culture Committee, the election of the following statutory executive officers, with a term of office until April 30, 2022, extending until the investiture of its substitutes, pursuant to Article 150, §4º of law 6,404/76, as follows:

(i)           Grazielle Tallia Parenti, brazilian citizen, divorced, business administrator, bearer of identity card RG no. 29.747.88-8 SSP/SP, enrolled at CPF under No. 504.667.391-68, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Statutory Executive Officer with specific designation for the function of Vice President of Corporate Affairs, Reputation and Sustainability; and

(ii)          Marcel Sacco, brazilian citizen, married, bachelor in marketing, bearer of identity card RG nº 91.906.830 SSP/SP, enrolled at CPF under No. 100.523.638-05, with address, including for the purposes of the provisions of §2 of Article 149 of Law 6,404/76, at Avenida das Nações Unidas, 8501, Pinheiros, Zip Code 05425-070, São Paulo, SP, to the position of Statutory Executive Officer with specific designation for the function of Vice President of New Businesses.

The Officers elected herein take office on this date, signing the respective terms of investiture, which will be drawn up in own book, filed at the Company’s head office, through which the declarations of disengagement will be provided.

In addition, in view of the new restructuring of the Company's Board of Officers, Messrs. Alessandro Rosa Bonorino and Neil Hamilton dos Guimarães Peixoto Junior will now occupy the positions of statutory Vice-President Director with specific designation for the exercise of the function of Vice-President of People, Management and Digital Transformation and Vice President of Quality and Research & Development, respectively.

In this way, the Company's Executive Board is now composed of the following members with the respective positions with specific designation: (i) Mr. Lorival Nogueira Luz Junior, Global Chief Executive Officer; (ii) Mr. Alessandro Rosa Bonorino, Vice President of People, Management and Digital Transformation; (iii) Mr. Carlos Alberto Bezerra de Moura, Vice President of Finance and Investor Relations; (iv) Mr. Vinicius Guimarães Barbosa, Vice President of Operations and Supplies; (v) Mr. Sidney Rogério Manzaro, Vice President Commercial Brazil; (vi) Mr. Neil Hamilton dos Guimarães Peixoto Junior, Vice President of Quality and Research & Development; (vii) Mr. Leonardo Campo Dallorto, Vice President of Integrated Planning and Logistics; (viii) Mrs. Grazielle Tallia Parente, Vice President of Corporate Affairs, Reputation and Sustainability; and (ix) Mr. Marcel Sacco, Vice President of New Businesses, all with a term of office until April 30, 2022, extending to the investiture of his substitutes.

Página 2 de 4 Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 12, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 12, 2021

5.3.	Approval of the Execution of Indemnity Agreement for Statutory Officers. The members of the Board of Directors, considering the favorable recommendation of the People, Governance, Organization and Culture Committee, approved the granting of an additional guarantee to the D&O Insurance (“Indemnity Agreement”) for the Company's Statutory Officers, being them Ms. Grazielle Tallia Parente and Mr. Marcel Sacco, permanently extending, until otherwise decided by the Board of Directors, the granting of the Indemnity Agreement to be signed between the Company and other Statutory Officers.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

Página 3 de 4 Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 12, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 12, 2021

São Paulo, May 12, 2021.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

Página 4 de 4 Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 12, 2021.